SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C.  20549


                                     FORM 11-K
                                   ANNUAL REPORT


   [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [FEE REQUIRED]
        for the fiscal year ended June 30, 1994

                                        OR

   [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _______ to _______

                           Commission file number 1-3203


                      SALARIED EMPLOYEES' STOCK PURCHASE PLAN


                              CHESAPEAKE CORPORATION
                               1021 East Cary Street
                                  P. O. Box 2350
                          Richmond, Virginia  23218-2350





                       SALARIED EMPLOYEES' STOCK PURCHASE PLAN


          Administration of the Plan:

          The Plan is administered by the Salaried Employees' Stock Purchase Plan Committee (the "Committee") under the direction of the Board of Directors of Chesapeake Corporation (the
          "Corporation"). The present members of the Committee, of which Thomas A. Smith is Chairman, are:

                    Name                 Address

               Thomas A. Smith (1)     Richmond, Virginia 23218

               J. P. Causey Jr.(2)     Richmond, Virginia 23218

               Andrew J. Kohut (3)     Richmond, Virginia 23218

          (1)Mr. Smith is Vice President - Human Resources & Assistant Secretary of the Corporation.

          (2)Mr. Causey is Vice President, Secretary & General Counsel of the Corporation.

          (3)Mr. Kohut is Vice President - Finance & Chief Financial Officer of the Corporation.

          Committee members are appointed by and serve at the pleasure of the Board of Directors of the Corporation. Committee members are employees of the Corporation and receive no additional compensation for serving on the Committee. The Plan provides that the Corporation will indemnify members of the Committee to the same extent and on the same terms as it indemnifies its officers and directors by reason of their being officers and directors.

          Financial Statements and Exhibits:

            (a) Financial statements:

                Salaried Employees' Stock Purchase Plan:
                  Balance Sheet
                Statement of Changes in Plan Equity

            (b) Exhibits:

                24.1 Consent of Coopers & Lybrand





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                                      SIGNATURES




          Pursuant to the requirements of the Securities Exchange Act of

          1934, the members of the Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                                  SALARIED EMPLOYEES' STOCK PURCHASE PLAN




                              By:  \s\ Thomas A. Smith
                                           Thomas A. Smith,
                                      Chairman of the Committee




          September 28,1994



























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          Report of Independent Accountants


          To the Salaried Employees' Stock
               Purchase Plan Committee:

          We have audited the balance sheet of the Salaried Employees' Stock Purchase Plan (the "Plan") of Chesapeake Corporation and participating subsidiaries as of June 30, 1994 and 1993, and the related statement of changes in plan equity for each of the three fiscal years in the period ended June 30, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of June 30, 1994 and 1993, and the changes in plan equity for each of the three fiscal years in the period ended June 30, 1994, in conformity with generally accepted accounting principles.


                              COOPERS & LYBRAND L.L.P.



          Richmond, Virginia
          August 18, 1994













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

          BALANCE SHEET
          June 30, 1994 and 1993
                                                   1994       1993
          Asset:
            Funds held by Chesapeake Corporation
            and participating subsidiaries
            (Note 3)                              $ 11,789    $ 8,913

            Plan equity                           $ 11,789    $ 8,913










































                                                                          5




     STATEMENT OF CHANGES IN PLAN EQUITY
     for the fiscal years ended June 30, 1994, 1993 and 1992

                                                 1994         1993       1992
     Contributions (Note 5):
       Employees                             $1,904,736   $1,827,213 $1,725,650
         Employer:  $560,434 in 1994,
         $536,308 in 1993, and $503,655
         in 1992; less withheld taxes of
         $219,072, $166,838 and $156,482,
         respectively                           341,362      369,470    347,173
                                              2,246,098    2,196,683  2,072,823

       Net transfers from Hourly Employees'
         Stock Purchase Plan                      9,818        6,434      3,364
                                              2,255,916    2,203,117  2,076,187

     Deductions:
       Purchase and distribution
       to participants of 86,439
       shares in 1994 ($25.5188
       per share),116,187 shares
       in 1993 ($18.575 per share),
       and 87,456 shares in 1992
       ($23.1375 per share)of common
       stock of Chesapeake Corporation
         (Note 1)                             2,205,820    2,158,176 2,023,513
       Refunds to employees withdrawing
       from the Plan attributable to:
        Employees' contributions for the
          year                                   46,362       45,829     50,163
        Employees' account balances at
          beginning of year                         858          983        994

                                              2,253,040    2,204,988  2,074,670

             Increase (decrease) in plan
               equity                             2,876       (1,871)      1,517



     Plan equity, beginning of
       year                                       8,913       10,784      9,267

     Plan equity, end of year                 $  11,789     $  8,913  $  10,784

     The accompanying notes are an integral part of these financial statements.


                                                                               6


                            NOTES TO FINANCIAL STATEMENTS


          1.   Description of the Plan:

          In 1974, the stockholders of Chesapeake Corporation (the "Corporation") approved the Salaried Employees' Stock Purchase Plan (the "Plan") and reserved a total of 1,350,000 shares of the Corporation's common stock for sale to eligible full-time salaried employees of the Corporation and participating subsidiaries (the "Employer"). In June 1987, the Corporation reserved an additional 600,000 shares of its common stock for sale to participants of the Plan, which increased the shares reserved for the Plan to 1,950,000 shares. In March 1994, the Corporation reserved an additional 750,000 shares of its common stock for sale to participants of the Plan after July 1, 1994.

          Participants in the Plan are permitted to invest up to 5% of their basic compensation. The Employer contributes to the Plan, as of the end of the Plan Year (June 30), an amount equal to 30% of the participant's contribution reduced by amounts required to be withheld under income tax, F.I.C.A. and comparable laws. The combined amount becomes available to purchase from the Corporation shares of its common stock at a price equal to the average of the closing prices of such common stock on the New York Stock Exchange (composite tape) for the 20 consecutive trading days immediately preceding the last day of the Plan year.

          As of June 30, 1994, 1,837,559 shares (86,439 shares in the current year and 1,751,120 in prior years) of the Corporation's common stock had been issued under the Plan and 112,441 shares were available for future issuance.

           2.  Plan Year:

          The fiscal year of the Plan (the "Plan Year") ends each June 30. Beginning March 31, 1995, the Plan year will end each March 31.

           3.  Funds Held by Chesapeake Corporation and Participating
          Subsidiaries:

          Funds received or held by the Employer with respect to the Plan may be used for any corporate purpose; therefore, the Plan does not prevent the Employer from creating a lien on these funds.

          4.  Taxes and Expenses:

          The Employer's contribution, when made to the Plan, is taxable to a participant as ordinary income. Purchases of stock by the Plan result in no gain or loss to the participant; therefore, no tax consequences are incurred by a participant upon receipt of stock purchased under the Plan. Sale by a participant of shares acquired under the Plan will result in a gain or loss in an amount equal to the difference between the sale price and the price paid for the stock acquired pursuant to the Plan. The Plan is not subject to income taxes.

          Expenses of administering the Plan are borne by the Employer.

                                                                          7



          NOTES TO FINANCIAL STATEMENTS, Continued

          5.   Contributions to the Plan:

          Contributions (net of withheld taxes) were as follows:

                                           1994                   1993                  1992
                                     Employer  Employees   Employer   Employees  Employer  Employees
          Chesapeake Corporation     $ 23,177  $ 126,930   $ 26,191   $ 127,445  $ 27,276  $ 130,029

          Subsidiaries:
          Delmarva, Properties, Inc.    1,788      9,370      1,252       6,135     1,252      4,778
          Stonehouse, Inc.                942      4,796        362       1,758       375      1,670
          Wisconsin Tissue Mills Inc.  55,343    306,818     57,213     286,594    48,223    242,853
          Chesapeake Consumer
            Products Company           10,675     65,996     13,885      77,839    15,741     81,088
          Chesapeake Packaging Co.    125,822    699,281    130,942     639,495   117,810    593,159
          Chesapeake Forest Products
            Company                    20,819    124,693     26,562     133,464    29,415    146,955
          Chesapeake Paper Products
            Company                   101,504    560,252    111,636     547,995   105,709    518,885
          Chesapeake Resources
            Company                     1,292      6,600      1,427       6,488     1,372      6,233

                 Totals             $ 341,362 $1,904,736  $ 369,470  $1,827,213 $ 347,173 $1,725,650





                                                                           8



                                                          EXHIBIT 24.1


                        Consent of Coopers & Lybrand L.L.P.


          We consent to the incorporation by reference in the registration statement on Form S-8 for the Salaried Employees' Stock Purchase Plan (File No. 33-14926) of our report dated August 18, 1994 on our audits of the balance sheet of the Salaried Employees' Stock Purchase Plan of Chesapeake Corporation and participating subsidiaries as of June 30, 1994 and 1993, and the related statement of changes in plan equity for each of the three fiscal years in the period ended June 30, 1994, which report is included in this Annual Report on Form 11-K.

                                              COOPERS & LYBRAND L.L.P.


          Richmond, Virginia
          September 26, 1994



































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